[GRAPHIC OMITTED]
              500 Boylston Street, Boston, Massachusetts 02116-3741
                      Phone 617-954-5843 / Fax 617-350-7723



                                        October 23, 2009


VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE:  MFS Variable  Insurance Trust II
          Registration  Statements on Form N-14
          -File Nos. 333-161866; 333-161867

Ladies and Gentlemen:

         On behalf of MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732) (the "Registrant"), this letter sets forth our responses to your comments on the above-referenced registration statements on Form N-14 filed on September 11, 2009 (the "Registration Statements") in connection with the following proposed reorganizations: MFS Capital Appreciation Portfolio into MFS Massachusetts Investors Growth Stock Portfolio and MFS Mid Cap Value Portfolio into MFS Value Portfolio, each a series of the Trust. The series of the Trust are hereinafter collectively referred to as the "Funds."

General Comments

1.   Comment:  Please file a "Tandy" representation letter in connection with the comment process for the above-referenced Registration Statements.

     Response: A "Tandy" representation letter will be filed on or before the date hereof.

Comments Applicable to Both Registration Statements

2.   Comment:  In each Prospectus/Proxy Statement, the estimated costs associated with the reorganization are currently disclosed in the sub-section entitled "Reorganization Fees and Expenses" under the caption "Information About the Reorganization." Please also disclose the estimated reorganization costs in the "Synopsis" section of the Prospectus/Proxy Statement.

     Response: The requested change will be made.

3.   Comment:  In Question 5 under the caption "Synopsis", each Prospectus/Proxy
               Statement currently states that the pro forma combined fund will pay management fees pursuant to the respective acquiring fund's lower management fee schedule. Please clarify this statement by noting that
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Securities and Exchange Commission
October 23, 2009
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               the effective  management fee rate of the pro forma combined fund upon consummation of the reorganization is expected to be the same as the effective management fee incurred by each of the acquired fund and the acquiring fund during each fund's most recent fiscal year ended December 31, 2008.

     Response: The requested change will be made.

4.   Comment:  In the sub-section "Capitalization" under the caption
               "Information   About   the   Reorganization,"   the  "Pro   Forma
               Adjustments" column in the capitalization table currently discloses the total number of shares to be issued to the acquired fund assuming that the reorganization occurred on the date specified in the table. Please revise the "Pro Forma Adjustments" column so that the share amount adjustments reflect the difference between (i) the sum of the acquired fund and acquiring fund shares outstanding prior to the reorganization and (ii) the "Pro Forma Combined Portfolio" shares outstanding assuming completion of the reorganization. This comment also applies to the Pro Forma Statement of Assets and Liabilities included in the registration statement for the proposed reorganization of the MFS Capital Appreciation Portfolio into the MFS Massachusetts Investors Growth Stock Portfolio.

     Response: The capitalization tables and the Pro Forma Statement of Assets and Liabilities will be updated accordingly.

Registration Statement relating to the proposed reorganization of the MFS Capital Appreciation Portfolio (the "Capital Appreciation Portfolio") into the MFS Massachusetts Investors Growth Stock Portfolio (the "Massachusetts Investors Growth Stock Portfolio").

5.   Comment:  In the sub-section "Reorganization Fees and Expenses" under the caption "Information About the Reorganization", please include disclosure stating that minimal, if any, costs associated with portfolio repositioning are anticipated in connection with the reorganization, consistent with the disclosure included earlier in the Prospectus/Proxy Statement.

     Response: The requested change will be made.

6.   Comment:  In light of the fact that the Capital Appreciation Portfolio has a larger asset base than the Massachusetts Investors Growth Stock Portfolio, please support the position that the Massachusetts
               Investors Growth Stock Portfolio should be the accounting survivor in the reorganization.

     Response: We believe that the Massachusetts Investors Growth Stock
               Portfolio should be the accounting survivor in the
               reorganization. Based on the factors outlined in the North American Securities Trust No-Action Letter (August 5, 1994)
               (the "NAST Letter"), we believe that the post-merger combined fund will most closely resemble the Massachusetts Investors
               Growth Stock Portfolio, and that therefore, the Massachusetts Investors
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Securities and Exchange Commission
October 23, 2009
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               Growth Stock Portfolio  should be the accounting  survivor in the reorganization.(1) As noted in the Prospectus/Proxy Statement, the investment adviser, portfolio manager, investment objective, and investment restrictions of the Funds are the same, and the portfolio composition of the Funds is substantially similar. However, the management fee schedule and net expense ratios of the post-reorganization combined fund will more closely resemble those of the Massachusetts Investors Growth Stock Portfolio. In addition, the investment policies of the combined fund will more
               closely  resemble  the   Massachusetts   Investors  Growth  Stock
               Portfolio, as the combined fund will continue to be subject to Rule 35d-1 under the Investment Company Act of 1940, as amended, and as a result will continue to have a policy of investing at least 80% of its assets in equity securities. The Capital Appreciation Portfolio is not subject to Rule 35d-1 and therefore does not have such an investment policy.

               While the Capital Appreciation Portfolio has a larger asset base, we note that each Fund has substantial assets and that the sizes of the Funds are somewhat similar. For example, assuming the reorganization occurred on June 30, 2009, the assets of the Massachusetts Investors Growth Stock Portfolio would represent approximately 45% of the approximate $462.5 million in assets of the surviving fund.

               We have discussed our position with the Funds' auditor, Deloitte & Touche LLP ("D&T"), and D&T did not object to our position that Massachusetts Investors Growth Stock Portfolio should be the accounting survivor in the transaction. The outcome of that conclusion, consistent with the NAST Letter, is that the historical performance record of Massachusetts Investors Growth Stock Portfolio would be used for the surviving fund following the reorganization.
__________________
(1) In North American Security Trust, the SEC staff stated:

         "In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the accounting survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund."

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Securities and Exchange Commission
October 23, 2009
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7.   Comment:  In the Pro Forma Statement of Operations, please consider changing footnote reference "(d)" to footnote reference "(c") for clarification purposes.

     Response: The requested change will be made.

Registration Statement relating to the proposed reorganization of the MFS Mid Cap Value Portfolio (the "Mid Cap Value Portfolio") into the MFS Value Portfolio (the "Value Portfolio").

8.   Comment:  The Prospectus/Proxy Statement currently discusses potential tax consequences of the portfolio repositioning that is expected to occur in connection with the reorganization. Please confirm that this disclosure is applicable given the fact that the Funds serve as investment options supporting tax-deferred variable insurance contracts. If not applicable, please remove.

     Response: We do not believe that the portfolio repositioning will have tax implications for Contract Holders with investments allocated to the Funds given the tax-deferred status of the variable insurance products through which investments in the Funds are made. As a result, all disclosure discussing the potential tax implications resulting from the portfolio repositioning will be removed from the Prospectus/Proxy Statement.

9.  Comment:   Under the caption "Background and Reasons for the Proposed
               Reorganization",  the Prospectus/Proxy Statement currently states that the  reorganization  presents an  opportunity  for the Value
               Portfolio to acquire  investment  assets  without the need to pay
               brokerage   commissions  or  other  transaction  costs  that  are
               typically  associated  with the purchase and sale of  securities.
               Please modify this disclosure to note that the Value Portfolio will incur brokerage commissions or other transaction costs with respect to the portion of portfolio securities received from the Mid Cap Value Portfolio that will be repositioned by the Value
               Portfolio following the reorganization, as previously disclosed in the Prospectus/Proxy Statement.

     Response: The first sentence in the fourth paragraph in the section entitled "Background and Reasons for the Proposed
               Reorganization" will be revised as follows:

               "The Board of Trustees considered that the reorganization presents an opportunity for the Value Portfolio to acquire investment assets without the need to pay brokerage commissions or other transaction costs normally associated with the purchase of securities other than brokerage commissions and other transaction costs associated with any post-reorganization portfolio repositioning as described in the response to Question 4, " How do the investment objectives, principal investment strategies, policies and restrictions of the two Portfolios compare?" in the Synopsis.
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Securities and Exchange Commission
October 23, 2009
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If you have any questions concerning the foregoing, please call the undersigned at 617-954-5843 with any questions.

                                        Sincerely,



                                        /S/Brian E. Langenfeld
                                        Brian E. Langenfeld
                                        Assistant Secretary